Exhibit 2

CF Industries Holdings, Inc.
4 Parkway North, Suite 400
Deerfield, Illinois 60015-2590

847-405-2400
www.cfindustries.com

March 9, 2009

Board of Directors

Terra Industries Inc.

Terra Centre

600 Fourth Street

P.O. Box 6000

Sioux City, Iowa  51102-6000

Attention:	Henry R. Slack, Chairman of the Board
Michael L. Bennett, President and Chief Executive Officer

Dear Members of the Board:

The Board of Directors of CF Industries Holdings, Inc. has rejected the acquisition proposal from Agrium and reaffirmed its intent to continue to pursue a business combination with Terra Industries.  Our Board also has determined that CF Industries would be prepared to enter into a negotiated merger agreement with Terra on terms that provide certain value assurances to Terra’s stockholders.  Specifically, CF Industries would agree to an exchange ratio based on $27.50 for each Terra share, with an exchange ratio of not less than 0.4129 of a CF Industries share and not more than 0.4539 of a CF Industries share. The $27.50 per share represents an almost 70% premium to Terra’s stock price before we made our offer, while peer group stock performance has been essentially flat since that time.  While for Terra’s stockholders these terms provide value assurance and the possibility of a higher exchange ratio than our current offer, they also provide CF Industries’ stockholders with the possibility of a lower exchange ratio if CF Industries’ stock performs as we expect it will.  Agrium’s proposal only validates the value and upside potential in the CF Industries stock (and that proposal is itself grossly inadequate).

In Terra’s Schedule 14D-9, you raised the issue of whether, given Agrium’s proposal, CF Industries will be able to obtain the stockholder approval required under NYSE rules to issue CF Industries common stock.  While we are confident that the CF Industries stockholders will support a business combination with Terra, we are prepared to address the issue you raised by structuring the transaction so that a vote by the CF Industries stockholders will not be required.  We are prepared to enter into a negotiated merger agreement under which we would issue a participating preferred stock that would trade at parity with CF Industries common stock.  The terms of the participating preferred stock are set forth on the enclosed Term Sheet.  Issuance of the participating preferred stock would not require a vote of the CF Industries stockholders under the NYSE rules.

Terra’s 2009 Annual Meeting is required under its by-laws to be held not later than May 15.  We are confident that Terra’s stockholders support a business combination with CF Industries, and will show that support by voting for our slate of directors at the Annual Meeting.  Our confidence in the support of Terra’s stockholders is based on our belief that Terra’s stock would be trading very significantly below its current level absent our offer and the expectation of a business combination with CF Industries.

We have been willing to engage in meaningful discussions since we made our offer almost two months ago, and we continue to be willing to engage.

Very truly yours,

/s/ Stephen R. Wilson

Stephen R. Wilson

Chairman, President and Chief Executive Officer

CF Industries Holdings, Inc.

CF INDUSTRIES HOLDINGS, INC.

SERIES T CONVERTIBLE PARTICIPATING PREFERRED STOCK

SUMMARY TERM SHEET

Issuer	CF Industries Holdings, Inc. (“CF Holdings”).

Class of Stock	Preferred Stock, par value $0.01 per share; series designated as “Series T Convertible Participating Preferred Stock” (the “Preferred Stock”).

Transaction

In exchange for all issued and outstanding shares, on a fully-diluted basis, of common stock, without par value, of Terra Industries Inc. (“Terra”), CF Holdings will issue an amount of shares of its common stock, par value $0.01 per share (the “Common Stock”), equal to up to 19.9% of its outstanding shares of Common Stock and shares of the Preferred Stock.

Stockholder Approval

Approval of CF Holdings stockholders will not be required to issue the Common Stock or the Preferred Stock in the Transaction.  Stockholder approval will be required for the conversion of the Preferred Stock into Common Stock as described below.

NYSE Listing	The Preferred Stock will be listed on the New York Stock Exchange (the “NYSE”).

Terms of the Preferred Stock

Mandatory Conversion

Upon receipt of the approval of the stockholders of CF Holdings to issue the required number of shares of Common Stock, the Preferred Stock shall be converted, without any further action on the part of holders of the Preferred Stock, on a one-for-one basis into shares of Common Stock.

The Preferred Stock shall not otherwise be convertible into Common Stock.

Dividends

Dividend to be set upon signing of merger agreement so the Preferred Stock trades on fully distributed basis on a parity with the Common Stock (the “Preferred Dividend”).  Preferred Dividends cumulate whether or not declared by the board of directors of CF Holdings.  The Preferred Dividend shall be paid in cash on a quarterly basis.

Upon the mandatory conversion of Preferred Stock into Common Stock, CF Holdings shall declare and pay in cash (i) any Preferred Dividends on the Preferred Stock that are accrued but unpaid as of the date of such conversion and (ii) an additional amount, if any, such that holders of Preferred Stock, taking into account the payment described in clause (i) and any other previously paid Preferred Dividends, receive a full year of Preferred Dividends.

CF Holdings shall not pay any dividend on any Common Stock or junior preferred stock, unless all accrued and unpaid Preferred Dividends have been paid.

The Preferred Stock shall participate in any dividend or distribution on shares of Common Stock on a share for share basis.

Voting

The affirmative vote of at least two-thirds of the outstanding shares of Preferred Stock, voting separately as a class, is required for (i) any amendment to CF Holdings certificate of incorporation (whether by merger, consolidation, reclassification or otherwise) that materially alters or changes the rights, preferences, and privileges of the Preferred Stock or (ii) the creation or issuance of any series of preferred stock senior to, or at parity with, the Preferred Stock.

If at any time Preferred Dividends shall be in arrears in an amount equal to six (6) quarterly dividends thereof, the size of the board of directors of CF Holdings will be increased by two (2) and the holders of Preferred Stock, voting separately as a class, shall have the right to elect two (2) directors to the board of directors of CF Holdings.

The Preferred Stock shall not have any other voting rights other than as required by applicable law.

Ranking

The Preferred Stock shall be junior to all existing and future debt obligations; and senior to Common stock and each other series of preferred stock of CF Holdings, including CF Holdings’ existing Series A Junior Participating Preferred Stock, except for any series of preferred stock expressly designated as senior to, or at parity with, the Preferred Stock.

Merger or Consolidation

Upon the merger or consolidation of CF Holdings, the Preferred Stock shall receive the same consideration per share as the Common Stock receives in such merger or consolidation.  If such merger or consolidation gives the holders of Common Stock the right to choose between types of consideration, holders of Preferred Stock shall receive the weighted average type of consideration selected by the holders of Common Stock.

Liquidation

Upon any liquidation, dissolution or winding up of CF Holdings, the holders of each share of  Preferred Stock shall be entitled to be paid the average per share closing price per share of the Common Stock on the NYSE for the ten (10) consecutive trading days immediately prior to the effective time of the merger between Terra and a subsidiary of CF Holdings, plus all accrued but unpaid Preferred Dividends to the date of such liquidation, dissolution or winding up, before any payment is made on any junior preferred stock and shall participate ratably with the Common Stock on a share for share basis thereafter.

The merger or consolidation of CF Holdings into or with any other corporation, or the merger of any other corporation into it, or any purchase or redemption of shares of any class of stock of CF Holdings, shall not be deemed to be a liquidation, dissolution or winding up of CF Holdings.